SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 May 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 16 May 2024
           re: Result of AGM

16 May 2024

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today at the SEC Armadillo, Exhibition Way, Glasgow, Lloyds Banking Group plc (the "Company") announces that all resolutions put to shareholders at that meeting were passed by the requisite majorities. Resolutions 1 to 18 (inclusive) were passed as ordinary resolutions. Resolutions 19 to 24 (inclusive) were passed as special resolutions. A poll was held on each of the resolutions proposed. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1.	To receive the report and accounts for the year ended 31 December 2023	40,866,888,516	99.96	14,565,146	0.04	40,881,453,662	64.83%	44,155,266
2.	To re-elect Sir Robin Budenberg as a director	40,708,777,706	99.53	191,522,722	0.47	40,900,300,428	64.86%	25,619,128
3.	To re-elect Charlie Nunn as a director	40,836,644,010	99.83	68,799,152	0.17	40,905,443,162	64.87%	20,963,897
4.	To re-elect William Chalmers as a director	40,652,451,597	99.39	251,503,066	0.61	40,903,954,663	64.87%	22,066,302
5.	To re-elect Sarah Legg as a director	40,827,629,184	99.82	75,356,535	0.18	40,902,985,719	64.87%	22,808,542
6.	To re-elect Amanda Mackenzie as a director	40,826,249,726	99.81	76,504,912	0.19	40,902,754,638	64.87%	22,932,005
7.	To re-elect Harmeen Mehta as a director	40,832,635,777	99.83	68,904,392	0.17	40,901,540,169	64.86%	24,204,611
8.	To re-elect Cathy Turner as a director	40,798,356,503	99.74	104,428,321	0.26	40,902,784,824	64.87%	22,970,554
9.	To re-elect Scott Wheway as a director	40,828,269,424	99.83	69,583,522	0.17	40,897,852,946	64.86%	27,822,890
10.	To re-elect Catherine Woods as a director	40,529,022,815	99.09	373,449,805	0.91	40,902,472,620	64.86%	23,102,494
11.	To approve the directors' remuneration report	39,404,320,770	96.36	1,488,095,791	3.64	40,892,416,561	64.85%	33,893,090
12.	To declare a final dividend of 1.84 pence per ordinary share	40,905,302,898	99.97	11,589,981	0.03	40,916,892,879	64.89%	10,190,618
13.	To re-appoint Deloitte LLP as the auditor of the Company	40,875,987,209	99.93	30,139,038	0.07	40,906,126,247	64.87%	19,194,738
14.	To authorise the Audit Committee to set the remuneration of the auditor	40,873,988,892	99.92	31,446,170	0.08	40,905,435,062	64.87%	19,466,224
15.	To approve the removal of the limit on variable remuneration payable to Material Risk Takers for services or performance from 1 January 2024	40,539,948,492	99.63	150,187,235	0.37	40,690,135,727	64.53%	235,360,713
16.	To authorise the Company and its subsidiaries to make political donations or incur political expenditure	39,498,017,293	97.03	1,209,471,288	2.97	40,707,488,581	64.56%	218,851,858
17.	To authorise the directors to allot shares	38,571,936,048	94.30	2,331,178,844	5.70	40,903,114,892	64.87%	22,433,534
18.	To authorise the directors to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	40,007,271,282	97.82	891,476,526	2.18	40,898,747,808	64.86%	26,088,318
19.	To authorise the limited disapplication of pre-emption rights	40,533,512,859	99.22	317,748,067	0.78	40,851,260,926	64.78%	71,849,163
20.	To authorise the limited disapplication of pre-emption rights in the event of financing an acquisition transaction or other capital investment	39,912,883,636	97.70	939,464,788	2.30	40,852,348,424	64.79%	72,603,413
21.	To authorise the limited disapplication of pre-emption rights in relation to the issue of Regulatory Capital Convertible Instruments	39,955,941,211	97.73	928,717,096	2.27	40,884,658,307	64.84%	40,441,881
22.	To authorise the Company to purchase its own ordinary shares	40,514,484,226	99.07	379,085,365	0.93	40,893,569,591	64.85%	31,323,802
23.	To authorise the Company to purchase its own preference shares	40,722,321,368	99.59	167,488,532	0.41	40,889,809,900	64.84%	34,225,380
24.	To authorise the calling of general meetings (other than an AGM) on not less than 14 clear days' notice	38,304,036,952	93.65	2,598,915,964	6.35	40,902,952,916	64.87%	21,610,480

Notes

The full text of the resolutions, along with the explanatory notes, is set out in the Notice of Meeting, which is available on the Company's website: www.lloydsbankinggroup.com

For all resolutions, as at 6.30 pm on Tuesday 14 May 2024 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 63,058,054,633 ordinary shares in issue.

Ordinary shareholders are entitled to one vote per share. A vote withheld is not a vote in law and therefore has not been counted in the calculation of the proportion of votes "For" or "Against" a resolution.

In accordance with the Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at the annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

-END-

For further information:
Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com Nora Thoden Director of Investor Relations - ESG Email: nora.thoden@lloydsbanking.com
+44 (0) 20 7356 1571

+44 (0) 20 7356 2334
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 16 May 2024